

Alexander Irvine · 3rd

President at Irvine & Associates, Inc., and CEO / Co-Founder at Brick+Work

Los Angeles, California, United States · **Contact info**

500+ connections



 Irvine and Associates, Inc.

 California State University, Northridge

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Experience



President
Irvine and Associates, Inc.
Nov 2016 – Present · 5 yrs
660 S. Figueroa St., Suite 1780, Los Angeles, CA 90017

Irvine & Associates, Inc. is a land use consulting firm that specializes in providing quality entitlement and zoning services to the real estate development community, including non-profit organizations, investors, land use law firms, individual home owners and more within the City and County of Los Angeles. The firm President, Alex Irvine, has 14 years of experience preparing and processing highly complex land use entitlement applications for high-rise, mixed-use, residential, commercial, retail, industrial, institutional, non-profit and high-profile projects. We also understand that time is of the essence for most development projects and specialize in working with City Staff to Expedite entitlement applications.   ...see more



CEO / Co-Founder
Brick+Work
Mar 2018 – Present · 3 yrs 8 mos

Providing real estate development feasibility in Los Angeles to empower agents and brokers to better market properties and provide more inventory for developers looking to build.



Senior Project Manager I
Craig Lawson & Co., LLC, Land Use Consultants
May 2005 – Nov 2016 · 11 yrs 7 mos
8758 Venice Boulevard, Suite 200, Los Angeles, CA 90034

Involves but is not limited to: Zoning research, feasibility analysis, entitlement application preparation and processing, government relations, and mitigation monitoring. Work closely with project architects, land use attorneys, engineers, and other consultants. Project Management, Managing several active projects at a time, participated in such proje ...see more



Student Internship
City of Los Angeles
Nov 2004 – May 2005 · 7 mos
200 N. Spring Street, Room 763, Los Angeles, CA 90012

City of Los Angeles Department of City Planning, Office of Zoning Administration

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Education



California State University, Northridge
Urban Studies & Planning, Public Administration
2003 – 2005
Activities and Societies: Urban Studies and Planning Association of Students (USPAS), & Zeta Beta Tau Fraternity (ZBT)